UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement announcement released 15 May 2008

15
th
May
 200
8

Barclays
 PLC

Interim Management statement

"
Our 2008 performance continue
s
 to
benefit
 from the diversification of our business in recent years. In Global Retail and Commercial Banking, our
UK
 businesses performed well. T
here was
very strong
 profit growth in Barclaycard and we continued to expand our international businesses rapidly
.

Our
I
nvestment
 Banking and Investment Managemen
t businesses
 were profitable in challenging market conditions.
"

John Varley, Group Chief Executive

Group Performance

Group profit before tax in January and February was
broadly in
line with the monthly run rate for 2007.
Following
 tougher capital markets trading conditions in March, Group profit for the first quarter was below that of the very strong prior year period.

Business Commentary

Global Retail and Commercial Banking

First quarter profits in
Global Retail and Commercial Banking
were ahead of the prior year period
.

There was solid income growth

at

UK Retail Banking
,

with good performances in Current Account
s,
Savings and Local Business
reflecting increased customer deposits
.

Mortgage volumes were significantly higher than
in
2007
.
I
mpairment
 charges increased slightly
 and mortgage impairment remained low.

Operating expenses were well controlled.
Profit before tax decreased due to lower property credits. Excluding these credits, profit increased strongly
.

Barclays

Commercial Bank

saw

healthy
 growth in income. There was a
 slight decline
 in

profit before tax
 as costs
grew
 faster than
income due to investment in front office staff and infrastructure and lower property credits
. Impairment
charges increased
at a slower rate than book growth.

Very s
trong growth in p
rofit
 before tax
 at
Barclaycard

was
driven by excellent income growth in international markets
.

I
mproved
 impairment charges

i
n UK Cards
 were offset by
 higher impairment in the international businesses
 primarily
 due to growth in the portfolio. Costs grew
more slowly
 than
 income and were focussed on investment in the international franchises.

The acquisition of Discover
's

UK

credit c
ar
ds
 business was completed on 3
1
st

March 2008
.

International Retail and Commercial Banking

showed
solid
 growth in profit before tax.
Income growth in

International Retail and Commercial Banking
 - excluding Absa

was
very
strong
.

O
perating expenses
 gr
ew
faster than income
 as we continued to expand
 the distribution network and invest
 i
n people and infrastructure.

I
mpairment charges
 increased
 at a rate consistent with the growth in risk tendency.

International Retail and Commercial Banking -

Absa

reported
strong
 growth in

profit before tax,

reflecting
modest
income

growth and
a gain arising fr
o
m the VISA IPO
which
offset higher r
etail impairment
.

C
osts
 were
 broadly
flat
.

Investment Banking and Investment Management

Barclays Capital

was
 profitable
in the first quarter
despite the difficult trading conditions.
There was good growth across the underlying businesses with very strong income growth in interest rate products, emerging markets and currency products.
There were net losses of £1.0bn relating to credit market turbulence, including £0.7bn gains on the fair valuation of notes issued by Barclays Capital. Exposures relating to US residential mortgage backed securities
 were actively managed and declined over the period.
Further detail can be found in
the
A
ppendix.

Barclays Global Investors

delivered
good

income
 growth across multiple products. Cost
s in
cluded provisions of
 £170m
 relating to support for selected liquidity products, leading to lower p rofits
 in the
 quarter
.

Barclays Wealth

continued
to deliver good profit growth. Solid income growth was driven by higher net interest income resulting fro
m increased customer deposits.
C
lient ass
e
ts were impacted by falling equity market
s
, offset by
underlying net new asset inflow
s
.
 Costs remained stable.

April
Trading

The profit
s
 of
Global Retail and Commercial Banking

and

Investment Banking and Investment Management
excluding
 Barclays Capital for the month of April
 exceed
ed
 those of the prior year period. Barclays Capital
 remained profitable for the year to date

after reversing in April £0.5bn gains on the fair valuation of issued notes arising from the narrowing of own credit spreads.

Capital

W
e expect our Tier 1 capital
and equity Tier 1
ratio
s
 under Basel II
 at 30th June 2008
 to
 be

slightly lower than
 the
 7.6% and 5.1%
 reported
 as
 at 31st

December 2007.
We
intend
 both ratios to be at
least at

our target levels of 7.25% and 5.25% respectively
in time
.

Notes

  Key trends
  in the income statement
  set out above, unless stated otherwise, relate to the
  three
  months to 3
  1st

  March 2008
  , and are compared to the corresponding
  three
   months of 200
  7
  .
  Balance sheet references relate to 3
  1st

  March
   200
  8
   and are compared to the balance sheet as at 31st December 200
  7
  .
  Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.
  There have been a number of changes to the Group structure and reporting for 200
  8
  .

  There is no change to Group profit. Details

  of this restatement will be published ahead of the

  2008
  Interim
   results. The above narrative

  refers to the Group structure prior to this restatement.

Interim Management Statement
 conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (
BST
) on T
hursday
,
15
th
May
 200
8
. The telephone number for
UK
 callers is 0845 3
01

4070
 (+44 (0) 20
8322 2723
 for all other locations), with the access code 'Barclays
 Interim Management Statement
'. The
briefing will also be available as a live audio webcast on the Investor Relations we bsite at: www.
barclays.com
/investorrelations
 and a recording will be posted on the website later.

Timetable

200 8 Interim Results Announcement	T hursday, 7 th August 200 8
Ex Dividend Date	Wednesday, 20th August 2008
Dividend Record Date	Friday, 22nd August 2008
Dividend Payment Date	Wednesday , 1st October 2008

All dates are provisional and subject to change.

For further information please contact

Investor Relations

Media Relations

Mark Merson/J
ohn McIvor

    Alistair Smith
/Robin Tozer
+44 (0) 20 7116 5752/292
9

  +44 (0) 20 7116 6
132
/
6586

Forward Looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to,
UK
 domestic and global economic and business conditions,
the effects of continued volatility in credit markets,
market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation,

the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS,
 progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any change
s in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

appendix

credit market exposures

Barclays Capital credit market exposures resulted in net losses of £
1,006
m in the first quarter of 2008, due to continuing dislocation in the credit markets. The net losses,
which included
 £5
98
m in impairment charges, comprised: £495m against ABS CDO Super Senior exposures; and £1,214m against other credit market exposures; partially offset by gains
 of £703m
 from the general widening of credit spreads on issued notes held at fair value.

Credit market exposures in this
A
ppendix
 are stated relative to comparatives as at 31st December 2007
.

	Notes	As at
		31.03.2008	31.12.2007
		£m	£m
ABS CDO Super Senior
High Grade		3, 446	4,869
Mezzanine		6 22	1,149
Exposure before hedging		4,068	6,018
Hedges		(84)	(1,347)
Net ABS CDO Super Senior	1	3,984	4,671

Other US sub-prime
Whole loans		2,848	3,205
Other direct and indirect exposures		1,389	1,832
Other US sub-prime	2	4, 237	5,037

Alt-A	3	4,475	4,916

Monoline insurers	4	2,784	1,335

Commercial mortgages	5	12,619	12,399

SIV-lite liquidity facilities	6	153	152

Structured investment vehicles	6	412	590

Leveraged Finance	7	7,345	7,368

1 .	ABS CDO Super Senior exposures

ABS CDO Super Senior net exposure
s were
 £
3,984
m (31
st
 December 2007: £4,671m).

Exposures are stated net of writedowns and charges of £
495
m incurred in 2008 and hedges of £84m
(31
st
December 2007: £1,347m).

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprised Residential Mortgage Backed Securities (RMBS)
. The vintages of the RMBS collateral were as follows:

RMBS vintages	High Grade	Mezzanine	Total
2005 and earlier	62%	88%	70%
2006	37%	6%	27%
2007	1%	6%	3%

T
he combination of subordination, hedging and writedowns provided protection against loss levels to 72% o
f

US
 sub-prime collateral as at 31st December 2007. In the first quarter of 2008, we liquidated some
ABS
CDO

Super Senior exposures
, particularly those where the levels of writedown and hedging were high. The underlying collateral
 and

related
 hedges
are
 included in the other US sub-prime and Alt-A exposures
 set out below
. The combination of subordination, hedging and writedowns as at 31st March 2008 provided protection against loss levels to 52%
of
US
 sub-prime collateral in the remaining ABS CDOs
as at 31st March 2008.

2 .	Other US sub-prime

	As at
	31.03.2008	31.12.2007
	£m	£m
Whole Loans - p erforming	2, 519	2, 827
Whole Loans - more than 6 0 days past due	329	378
Total whole loans	2,848	3,205

Securities (net of hedges)	269	637
Residuals	101	233
Other e xposure s with underlying sub-prime collateral:
- Derivatives	473	333
- Loans	546	629
Total other direct and indirect exposure	1,389	1,832

Total other US sub-prime	4,237	5,0 3 7

Whole loans included £2,591
m (31st December 200
7
: £2,843m)
acquired on or
originated
 since the acquisition of EquiFirst in March 2007, all of which were subject to Barclays underwriting criteria.
EquiFirst originated £216m of new loans in the first quarter of 2008.
A
t 31st
March
 200
8
 th
e average loan

to

value
 at origination
 of
all of the

sub-prime

whole
loans was
79
%
.

3 .	Alt-A

Net exposure to the Alt-A market was £4,475m (31st December 2007: £4,916m), through a combination of whole loans and
securities held on the balance sheet
,
 including those held in consolidated conduits
,
 and residuals.

	As at
	31.03.2008	31.12.2007
	£m	£m
AAA Securities	3,013	3, 4 42
Other Securities	193	2 08
Whole L oans	798	909
Residuals	19	25
Other e xposure s with underlying Alt-A collateral:
- Derivatives	276	221
- Loans	176	111
Total	4,475	4,916

Included above are AAA securities of £617m (31st December: £823m) held by consolidated conduits on which a charge of £229m has been taken to reserves. This is expected to reverse over time
.

T
he overall protectio
n provided by subordination is 2
1
%.

A
t 31st March 2008, 9
5
% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination
 was 81%.

4 .	Monoline insurers

Barclays Capital held assets with insurance protection or other credit enhancement from monoline insurers. The value of exposure to monoline insurers under these contracts was £2,784m (31 st December 2007: £1,33
5m) reflecting movements in the underlying asset valuations on existing contracts.
As the value of the underlying assets fell, the market value of the contracts, and hence Barclays Capital exposure, rose during the first quarter.
 At 31st March 2008
,

67% of the underlying assets comprised collateralised loan obligations,
9%
 US RMBS and 24% other collateral, primarily US CMBS
.

There were no claims due under these contracts as none of the und erlying assets were in default.

	As at
Monoline exposure by counterparty credit quality	31.03.2008	31.12.2007
	£m	£m
AAA/AA	2,3 5 2	1,335
A/BBB	264	-
Non-investment grade	168	-
Total	2,784	1,335

5 .	Commercial Mortgages

Exposures in our commercial mortgage backed securities business
, all of which are held at fair value,
 comprised commercial real estate loans of £11,8
51
m (31st December 2007: £11,103m) and commercial mortgage backed securities of £7
68
m (31st December 2007: £1,296m).

	As at
Commercial Real Estate Loans	31.03.2008	31.12.2007
	£m	£m
US	6,1 32	5,947
Continental Europe	3,951	3,317
UK	1,339	1,422
Asia	429	417
Total	11,851	11,103

The
US

commercial loan exposure
 had an average loan to value of
71
% and the European exposures had an average loan to value of
65%
.

	As at
Commercial Mortgage Backed Securities	31.03.2008	31.12.2007
	£m	£m
AAA securities	59 4	1,008
Other securities	17 4	288
Total	768	1,296

6 .	SIVs/SIV-lites

Loans and advances to customers included £153m (31
st
 December 2007: £152m) of drawn liquidity facilities in respect of SIV-lites. Total exposure to other structured investment vehicles, including derivatives, undrawn commercial paper backstop facilities and bonds held in trading portfolio assets was £412m (31 st
 December 2007: £590m).

7 .	Leveraged Finance

At 3
1
st
 March 2008,
the exposure relating to
leveraged finance
loans committed but unsold

as at 30th

June 2007
,
 was
 £7,345m (31
st
 December 2007: £7,368m).
The majority of these loans are fully drawn and
 are accounted for as originated loans
.

The credit performance of the assets remains s
atisfactory
.

	As at
Leveraged Finance Exposure	31.03.2008	31.12.2007
	£m	£m
UK	4,1 44	4,1 64
US	2,398	2,430
Europe	912	886
Asia	81	78
	7,535	7,558
Impairment gross of fees	(190)	(190)
Loans c ommitted and unsold	7,345	7,368

Barclays Capital's loans and advances also included retained positions of underwritten leveraged finance transactions of £1,807m at 31st March 2008 (
31st December
 2007: £1,659m). New leveraged finance commitments originated after 30th June 2007 comprised £1,364m (31st December 2007: £1,148m).

8 .	Own Credit

At 31st March 200
8
, Barclays Capital had issued notes held a
t fair value of £55.8bn
(31st December 2007: £57.2bn
). The
 widening of
Barclays
credit spreads
 in the first quarter
affected the carrying value of these notes and as a result revaluation gains of £703m were recognised in trading income.
  A narrowing of credit spreads since
31st March 200
8 resulted in a charge of
£4
69
m in the month of April.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 15 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: May 15 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary